                         [Zoran Corporation Letterhead]

                                  July 30, 2001


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:      COMMISSION FILE NO. 333-42406 APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-42406 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on July 28, 2000 and was subsequently declared effective on August 9, 2000.

         Pursuant to the Registration Statement, the Registrant registered 337,500 shares of its Common Stock, $0.0001 par value per share (the "Shares"), for resale to the public with a proposed maximum offering price of $14,936,858. Approximately 21,561 of such Shares were resold pursuant to this registration. The Registrant is no longer obligated to register the resale of the remaining Shares and accordingly, we request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         If you have any questions regarding the foregoing application withdrawal, please contact Mark Paden at (408) 919-4252 or Beth O'Callahan at
(650) 833-2271, legal counsel to the Registrant in connection with the Registration Statement.

                                               Sincerely,

                                               /s/ Karl Schneider

                                               Karl Schneider
                                               Chief Financial Officer

cc:      Beth O'Callahan
         Mark Paden